

**Kehlenbrink Lawrence Pauckner**
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
JavCap Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JavCap Securities, LLC, as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JavCap Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of JavCap Securities, LLC's management. Our responsibility is to express an opinion on JavCap Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JavCap Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental schedule titled Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement has been subjected to audit procedures performed in conjunction with the audit of JavCap Securities, LLC's financial statements. The supplemental information is the responsibility of JavCap Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JavCap Securities, LLC's auditor since 2007.

*Kehlenbrink, Lawrence & Pauckner*

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 25, 2019

# JAVCAP SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2018

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 310,422 |
| Accounts receivable | | 1,087 |
| Accounts receivable from related parties | | 6,890 |
| Prepaid expenses | | 6,060 |
| Total Assets | $ | 324,459 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 53,743 |
| Total Liabilities | | 53,743 |
| Member's equity | | 270,716 |
| Total Liabilities and Member's Equity | $ | 324,459 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

JAVCAP SECURITIES, LLC (the "Company") was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 6, 2007. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Pursuant to a purchase agreement dated November 29, 2016, 20% of the outstanding membership interests in the Company were sold by Price Holdings, Inc., the 100% owner of the Company to ENR Group LLC (the "Purchaser"). Purchaser had the option to purchase the remaining 80% of the Company's interests subject to FINRA's approval of the change of control of the company. The purchase of the remaining 80% of the interests was approved by FINRA and completed on October 12, 2017. Effective January 10, 2018, the Company name changed to JAVCAP Securities, LLC.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

### Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

### Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to accumulated deficit was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a variable consideration if a success fee is to be paid out once the merger or acquisition advisory services, or private placement of securities (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period the service obligation is performed. Success fees are only recognized if a transaction is finalized.

The Company considers total retainer fees to be the only performance obligation in contracts with customers. These fees are recognized over time as the services are delivered. Success fees are considered to be variable consideration which are not estimated at the time services are delivered because it is not probable that a significant reversal of those revenues would not occur in a future period. Success fees of $670,000 recognized in the current year are from performance obligations partially satisfied in a prior period.

### Subsequent Events

Subsequent events were evaluated through the date of the consolidated financial statements were filed.

## 3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $256,679 which was $251,679, in excess of the FINRA minimum net capital requirement of $5,000.

## 4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent (the "Parent"), ENR Group, LLC for services that are shared and paid or received by the Parent. In addition, the Company has an occupancy share agreement in place with affiliate (the "Affiliate"), Swift Current Energy LP for expenses incurred for shared office space. As of December 31, 2018, amounts not yet reimbursed for occupancy expense reimbursable to the Company have been included in Accounts Receivable from Related Parties on the accompanying statement of financial condition, in the amount of $6,890.


**JAVCAP SECURITIES, LLC**
**EXEMPTION REPORT PURSUANT TO RULE 15c3-3**
**OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2018**


JAVCAP Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.  The Company's exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2018 without exception.



Signature:_

Jason Segal, Chief Executive Officer



317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of JavCap Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JavCap Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which JavCap Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(1) (the "exemption provisions") and (2) JavCap Securities, LLC stated that JavCap Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JavCap Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JavCap Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Kehlenbrink, Lawrence + Pauckner*

Indianapolis, Indiana
February 25, 2019